

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Mr. Neil P. Edwards
Chief Financial Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

> **Re:** **United Online, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 000-33367**

Dear Mr. Edwards:

We have reviewed your letter dated October 4, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 74

1.   We note in your response to our previous comment 3 that you believe disclosing the amount of restricted net assets of the FTD segment would not have been meaningful in this context because it includes non-cash items such as goodwill and intangible assets. We further note your proposed disclosure will include a statement that the FTD Group is generally restricted from transferring funds to United Online Inc. This proposed disclosure still does not seem to give an investor insight into what amounts are restricted.

Including the amount of restricted net assets as a part of this disclosure would provide beneficial information to an investor as to the impact of the restrictions under this debt agreement. Please revise to include quantified information regarding the amount of the FTD Group's funds that are restricted from transfer or further explain why you believe it is not meaningful to include such information in your liquidity discussion.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 46

2.   We note from your response to prior comment 9 that at June 30, 2011 the FTD segment was in compliance with the Credit Agreement's covenants. We continue to believe that at a minimum, you should clearly state whether or not you are in compliance with all the debt covenants at each balance sheet date. Please revise your disclosures accordingly in your future filings, beginning with your September 30, 2011 Form 10-Q.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief